SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

GRUPO ELEKTRA ANNOUNCES RECORD EBITDA
OF Ps.1,319 MILLION FOR 3Q05, UP 36%

–Revenues up 21% to Ps.7,571 Million for 3Q05–

–Gross Margin Increased to 49%, from 45%–

–Net Income Grew 41% to Ps.821 Million–

–Banco Azteca’s Customer Deposits Grew 54% to Ps.24,115 Million and
Gross Credit Portfolio* Increased 48% to Ps.14,293 Million–

     Ciudad de México, October 17, 2005–Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the third quarter of 2005.

     “Increase in consolidated revenues was remarkable during the quarter because of the solid expansion strategy in all of our business units, and the orientation to satisfy the needs of our clients,” said Javier Sarro, CEO of Grupo Elektra. “The expansion was consistent with an outstanding EBITDA growth, which translated into better margins, and contributed to a solid growth in net income”.

     “Banco Azteca showed a dynamic performance in deposits, credit granted, revenues and profitability ", said Carlos Septién, Banco Azteca's CEO. “As part of our growth strategy, during the quarter we promoted Tarjeta Azteca, our newly launched product, which constitutes a solid platform for future expansion, and further enhances the relationship with our clients”.

* Gross Credit Portfolio of Banco Azteca México and Banco Azteca Panamá.

Financial Highlights:

Millions of pesos of constant purchasing power as of September 30, 2005.

			Change				Change
	3Q04	3Q05	$	%	9M04	9M05	$	%

Consolidated Revenues	6,261	7,571	1,310	21%	18,489	22,538	4,049	22%
Gross Profit	2,798	3,707	910	33%	8,126	10,484	2,358	29%
EBITDA	972	1,319	347	36%	2,842	3,525	684	24%
Net Income	583	821	238	41%	1,437	1,700	263	18%
EPS (pesos per share) (1)	2.46	3.42	0.96	39%	6.05	7.07	1.02	17%
(1) Calculation based on 240,440,000 Elektra* weighted average at September 30, 2005 and 237,488,000 Elektra* weighted average outstanding at September 30, 2004.

Financial Division

Banco Azteca

     For 3Q05, Banco Azteca reported net income of Ps.137 million, 61% higher than the net income of Ps.85 million for 3Q04.

     As of September 30, 2005, the estimated capitalization index of Banco Azteca was 11.3%, higher than the index of 10.9% at the end of 3Q04. The capitalization index exceeds the 8.0% minimum required by Mexican regulators.

Gross Credit Portfolio

     The gross credit portfolio of Banco Azteca México and Panamá was Ps.14,293 million, 48% higher than the Ps.9,629 million reported at the end of 3Q04. The average term of the credit portfolio at the end of 3Q05 was 54 weeks, from 51 weeks of the previous year. At the end of 3Q05, we had a total of 4.6 million active accounts, representing a 27% increase from 3Q04.

Saving Accounts and Term Deposits

     Net deposits were Ps.24,115 million at the end of 3Q05, 54% higher than the Ps.15,694 million of the previous year. The total number of accounts rose to 7.5 million, compared with 4.9 million one year ago.

Afore Azteca

     For 3Q05, Afore Azteca reported net income of Ps.23 million, 28% higher than Ps.18 million of the previous year. As of September 30, 2005, Siefore Azteca reached Ps.4,393 million in net assets under management, and yielded a 6.59% return.

Seguros Azteca

     Seguros Azteca reported net income of Ps.37 million, from net income of Ps.7 million in 3Q04.

Commercial Division

Revenues of the commercial division were Ps.4,439 million, 1% up from the Ps.4,394 million of 3Q04.

The gross margin grew 300 basis points to 34%, which derived from a 12% growth in gross income, due primarily to better negotiations with suppliers.

Total Debt and Net Debt

     As of September 30, 2005 the commercial division’s total debt with cost was Ps.3,607 million, 9% lower compared with Ps.3,924 million reported one year ago. The net debt of the commercial division registered a negative balance of Ps.1,536 million, compared with a positive balance of Ps.631 million as of September 30, 2004.

Consolidated Financial Results

     Consolidated Revenues

     Total consolidated revenues were Ps.7,571 million in 3Q05, 21% higher than the Ps.6,261 million reported in 3Q04.

EBITDA

     Consolidated EBITDA reached Ps.1,319 million, a 36% rise from Ps.972 million in 3Q04, due to the fact that the increased revenue more than compensated the growth in costs and expenses during the quarter. Consolidated EBITDA margin grew 190 basis points to 17.4% from 15.5% .

EBITDA & Operating Profit
Millions of Pesos of constant purchasing power as of September 30, 2005.
			Change				Change
	3Q04	3Q05	$	%	9M04	9M05	$	%

EBITDA	972	1,319	347	36%	2,842	3,525	684	24%
Operating Profit	689	969	280	41%	2,057	2,539	481	23%

     Operating Expenses

     During the quarter, operating expenses were Ps.2,388 million, 31% higher when compared with Ps.1,825 million in the same period a year ago. The increase was due to the hiring and training of new employees, the development of the “door-to-door” company’s sales program, more operations from 58 net new stores and 75 financial services stores, as well as higher advertising expenses from the launch of new business units.

     Comprehensive Cost of Financing (CIF)

     The Comprehensive Cost of Financing of the commercial division in 3Q05 registered a positive amount of Ps.7 million, compared with a cost of Ps.16 million in 3Q04. The difference in the CIF is explained by:

  An increase in monetary gain of Ps.17 million.
  An increase of Ps.165 million in interest income.

That was partially compensated by:

  An increase of Ps.42 million in interest expenses, due to higher interest rates for the quarter.
  A decrease in the exchange gain of Ps.6 million.
  A decrease of Ps.112 million in equity swaps operations. (Bulletin C-10 Implementation)

Operating Profit

     During the quarter, operating income increased 41%, despite a 24% growth in depreciation and amortization. The rise in depreciation and amortization results from increased fixed assets in both the commercial and financial divisions.

     Net Income

     The solid increase in EBITDA together with a positive result of the CIF translated into net income of Ps.821 million in 3Q05, 41% higher than Ps.582 million in 3Q04.

     Capex

     Capital expenditures in the 3Q05 were Ps.696 million, primarily due to the company’s expansion (58 net new stores and 75 bank branches) and the purchase of communications equipment.

     Cash and Cash Equivalents

     As of September 30, 2005, total cash and cash equivalents were Ps.20,308 million, 69% higher than Ps.12,025 million in 3Q04. The increase is composed of a 56% growth in the cash balance of the commercial division, to Ps.5,143 million, and a 73% increase in the cash balance of the financial division to Ps.15,169 million, in line with the rise in customer deposits.

     Consolidated Gross Loan Portfolio

     Total consolidated gross loan portfolio of Banco Azteca México, Banco Azteca Panamá, and Elektrafín Latinoamérica as of September 30, 2005 was Ps.15,006 million, 49% higher than Ps.10,084 million in 3Q04. Collection rate for the credit portfolio was 95%.

     Consolidated Equity

     Consolidated equity was Ps.8,819 million at the end of 3Q05, 15% higher than Ps.7,678 million of the previous year.

Company Profile:

     Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through approximately 1,400 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

     As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

  Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
  We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
  EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
  We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.
  We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

     EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2005 PURCHASING POWER

	3Q04		3Q05		Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS

Commercial Revenues	70%	4,394	59%	4,439	45	1%
Financial Revenues	30%	1,867	41%	3,132	1,265	68%

Total Revenues	100%	6,261	100%	7,571	1,310	21%

Commercial Cost	48%	3,019	39%	2,917	(102)	-3%
Financial Cost	7%	445	13%	947	503	n.m.

Total Cost	55%	3,463	51%	3,864	400	12%

Gross Profit	45%	2,798	49%	3,707	910	33%

Selling, General & Administrative Expenses	29%	1,825	32%	2,388	562	31%
Depreciation and Amortization	5%	284	5%	351	68	24%

Total Operating Expenses	34%	2,109	36%	2,739	630	30%

Operating Income	11%	689	13%	969	279	41%

EBITDA *	16%	972	17%	1,319	347	36%

Comprehensive Cost of Financing:
Interest income	1%	35	3%	201	165	n.m.
Interest expense	-3%	(166)	-3%	(208)	(42)	25%
Gain (loss) in Foreign exchange	0%	10	0%	5	(6)	-55%
Monetary gain	0%	9	0%	25	17	n.m.
Gain (loss) in Equity Swaps (1)	2%	96	0%	(16)	(112)	n.a.

	0%	(16)	0%	7	23	n.a.

Income before taxes	11%	674	13%	976	302	45%

Provision for taxes	-2%	(109)	-2%	(180)	(71)	65%

Equity in income of CASA (TV Azteca)	0%	18	0%	25	7	39%

Income of majority stockholders	9%	583	11%	821	238	41%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2005 PURCHASING POWER

	3Q04		3Q05		Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

Commercial Revenues	73%	13,490	61%	13,839	349	3%
Financial Revenues	27%	4,999	39%	8,699	3,700	74%

Total Revenues	100%	18,489	100%	22,538	4,049	22%

Commercial Cost	50%	9,244	42%	9,456	212	2%
Financial Cost	6%	1,119	12%	2,598	1,479	n.m.

Total Cost	56%	10,363	53%	12,054	1,691	16%

Gross Profit	44%	8,126	47%	10,484	2,358	29%

Selling, General & Administrative Expenses	29%	5,282	31%	6,957	1,675	32%
Depreciation and Amortization	4%	786	4%	988	201	26%

Total Operating Expenses	33%	6,069	35%	7,945	1,876	31%

Operating Income	11%	2,057	11%	2,539	481	23%

EBITDA *	15%	2,842	16%	3,525	684	24%

Comprehensive Cost of Financing:
Interest income	0%	89	1%	258	168	189%
Interest expense	-4%	(668)	-2%	(551)	116	-17%
Gain (loss) in Foreign exchange	0%	42	-1%	(125)	(167)	n.a.
Monetary gain	0%	32	0%	53	21	66%
Gain (loss) in Equity Swaps	1%	169	-2%	(350)	(519)	n.a.

	-2%	(335)	-3%	(715)	(380)	n.m.

Income before taxes	9%	1,722	8%	1,824	101	6%

Provision for taxes	-2%	(304)	-2%	(440)	(136)	45%

Equity in income of CASA (TV Azteca)	0%	18	1%	316	298	n.m.

Income of majority stockholders	8%	1,437	8%	1,700	263	18%

Last Twelve Months EBITDA		3,941		4,878	937	24%

Last Twelve Months Net Income		1,873		2,167	294	16%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2005 PURCHASING POWER

	3Q04			3Q05			Change

CONSOLIDATED BALANCE SHEET

	Commercial	Financial	Grupo	Commercial	Financial	Grupo
	Division	Division	Elektra	Division	Division	Elektra

Cash	274	693	967	582	1,559	2,141	1,174	n.m.

Marketable Securities and investments	3,019	8,039	11,058	4,561	13,605	18,167	7,108	64%

Commercial Loans		2,294	2,294		3,700	3,700	1,406	61%
Consumer Loans	455	7,073	7,529	713	9,786	10,499	2,970	39%
Mortgage Loans		16	16		149	149	133	n.m.

Performing Loan Portfolio	455	9,384	9,839	713	13,635	14,348	4,509	46%
Past due Commercial Loans		8	8		9	9	1	17%
Past due Consumer Loans		237	237		649	649	412	n.m.

Total Past-due Loans	-	245	245	-	658	658	413	n.m.

Gross Loan Portfolio	455	9,629	10,084	713	14,293	15,006	4,922	49%

Allowance for bad Loans	41	576	617	98	1,027	1,126	508	82%

Total Net Loan Portfolio	414	9,052	9,467	614	13,266	13,880	4,414	47%

Other Current Assets	612	415	1,027	510	756	1,266	239	23%

Inventory	3,208		3,208	2,731		2,731	(477)	-15%

Current assets	7,527	18,200	25,727	8,999	29,186	38,185	12,459	48%

Investment in Shares	980	5	985	1,130	15	1,145	160	16%
Goodwill	1,346		1,346	771		771	(575)	-43%
Fixed Assets	4,173	687	4,861	4,210	931	5,141	281	6%
Other Assets	575	130	705	591	232	823	118	17%

TOTAL ASSETS	14,600	19,022	33,623	15,701	30,365	46,065	12,443	37%

Demand Deposits	-	15,694	15,694	-	24,115	24,115	8,421	54%

Short-Term Bank Debt	1,182	-	1,182	1,007		1,007	(175)	-15%
Capitalized Lease Obligations	51		51	-		-	(51)	-100%

Short-Term Liabilities with Financial Cost	1,233	-	1,233	1,007	-	1,007	(226)	-18%

Suppliers and Other Short-Term Liabilities	3,149	495	3,645	4,287	1,334	5,620	1,975	54%

Short-Term Liabilities without Financial Cost	3,149	495	3,645	4,287	1,334	5,620	1,975	54%

Total Short-Term Liabilities	4,383	16,190	20,572	5,294	25,449	30,743	10,170	49%

Long-Term Bank Debt	2,691	-	2,691	2,600		2,600	(91)	-3%
Capitalized Lease Obligations	-		-			-	-	n.m.

Long-term Liabilities with Financial Cost	2,691	-	2,691	2,600	-	2,600	(91)	-3%

Long-term Liabilities Without Financial Cost	1,054	1,626	2,681	1,601	2,303	3,903	1,223	46%

Total Long-Term Liabilities	3,746	1,626	5,372	4,201	2,303	6,503	1,132	21%

TOTAL LIABILITIES	8,128	17,816	25,944	9,494	27,752	37,246	11,302	44%

Stockholders' Equity	6,472	1,206	7,678	6,206	2,613	8,819	1,141	15%

LIABILITIES + EQUITY	14,600	19,022	33,623	15,701	30,365	46,065	12,443	37%

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2005 PURCHASING POWER

	3Q04			3Q05			Change

INFRASTRUCTURE

Grupo Elektra

Number of Stores
Elektra Mexico	71%	676		73%	741		65	10%
Elektra Latin America	8%	74		8%	82		8	11%
Bodega de Remates	9%	84		8%	81		(3)	-4%
Salinas y Rocha	9%	85		7%	73		(12)	-14%
Elektricity	3%	28		4%	45		17	61%

TOTAL	100%	947		100%	1,022		75	8%

Floor Space (m²)
Elektra Mexico	72%	502,725		75%	579,302		76,578	15%
Elektra Latin America	9%	59,678		9%	68,233		8,555	14%
Bodega de Remates	6%	44,146		6%	42,597		(1,549)	-4%
Salinas y Rocha	12%	84,506		9%	70,150		(14,356)	-17%
Elektricity	1%	5,050		1%	10,649		5,599	111%

TOTAL	100%	696,105		100%	770,931		74,826	11%

Banco Azteca

Branches
Branches in Grupo Elektra Stores	64%	873		65%	940		67	8%
Freestanding Branches	1%	16		3%	49		33	206%
Branches in Other non Grupo Elektra Stores	35%	479		31%	447		(32)	-7%
Panama	-	-		1%	8		8	n.m.

TOTAL	100%	1,368		100%	1,444		76	6%

Employees
Commercial Employees	51%	13,211		49%	16,468		3,257	25%
Financial Employees	49%	12,698		51%	17,313		4,615	36%

TOTAL	100%	25,909		100%	33,781		7,872	30%

OPERATIONAL AND FINANCIAL RATIOS

ELEKTRA* SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)		237,488			239,793		2,306	1%
LTM Earnings per Share (1)		7.89			9.04		1.15	15%
Earnings per Share (6 months)		6.05			7.09		1.04	17%
LTM Price Earnings ( P / E ) (1)		9.70	x		8.95	x	(0.75)	-8%
LTM Firm Value / EBITDA. ( FV / EBITDA) (2)		6.51	x		5.64	x	(0.86)	-13%
Price Book Value ( P / BV )		2.53	x		2.45	x	(0.08)	-3%
Price of Elektra * Share (Mexican Stock Exchange)		76.48			80.85		4.37	6%

(1) Last Twelve Months Net Income
(2) Last Twelve Months EBITDA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2005

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.